July 23, 2015

United States Securities and Exchange Commission
Attn: Pamela Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	California Carbon Industry, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 27, 2015
File No. 333-201812

Dear Ms. Long:

California Carbon Industry, Inc. (the “California Carbon” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 11, 2015, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We note your response to comment one in our letter dated February 26, 2015. Please supplementally provide us with the confidential executive summary you provided to your potential investors.

Response: We have attached a copy of the confidential executive summary hereto.

2.	We note your response to comment two in our letter dated February 26, 2015. Please disclose, if true, that you are not a blank check company and have no intention to engage in a business combination.

Response: We have added such disclosure as we are not a blank check company, and we have no intention to engage in a business combination.

3.	Please revise your disclosure on page 26 to explain what a carbon fiber pre-preg is and how it is used.

Response: We have revised as instructed.

4.	We note your response to comment 17 in our letter dated February 26, 2015. Please include the information from your response in this section of your registration statement.

Response: We have revised as instructed.

5.	Please identify the “outside laboratory” at which you test your projects, and explain whether you have entered into any contracts relating to the use of the laboratory.

Response: We have revised as instructed.

6.

Please further expand your description of the plan to build an R&D facility. Please explain when you expect to begin development, any progress on the facility to date, and when you expect the facility to be complete.

Response: We have revised as instructed.

7.

We note your references to established aerospace firms such as SpaceX, NASA, Airbus and Boeing. Please explain whether you have any current connections to such firms and why you believe you will be able to supply such firms. In the alternative, please remove this list of aerospace firms.

Response: Both Frederick Courouble and Greg Lynn have personal relationships with SpaceX and Boeing, and we therefore do anticipate that we will be able to supply those firms after receiving appropriate accreditation of the facility we plan to develop. Once we have supplied those firms, we plan to notify NASA and Airbus that we have supplied parts to SpaceX and Boeing, and we anticipate that we would then be able to leverage our relationships with SpaceX and Boeing to be able to supply NASA and Airbus. As we believe we will be able to supply the listed firms, and we have disclosed that we only “plan” to supply the listed firms, we do not believe removing the list of aerospace firms is appropriate.

8.

We note your response to comment 24 in our letter dated February 26, 2015. Please revise to make the disclosure in your risk factor, “The Company is dependent on the performance of certain personnel” on page 9, that Mr. Courouble “plans” to devote his full-time working efforts to the company, consistent with the disclosure on page 32 that he is “currently” working full-time with your company.

Response: We have revised as instructed.

9.	We note your response to comment 25 in our letter dated February 26, 2015. Please file a written description of your unwritten employment payment arrangements with Messrs.

Courouble and Okada as exhibits with your next amendment. Please see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: We have done so.

10.

We note your revisions in response to comment 4 in our letter dated February 26, 2015. Please further revise your disclosure to state which companies are viable or dormant and which businesses have been modified and restated from the description in their offering documents. Please also revise the biographies on page 32 to reflect the employment and affiliation of certain members of management with Gen3Bio.

Response: We have revised inasmuch as we are able to do so.

11.

We note your response to comment 28 in our letter dated February 26, 2015. Given that your subscription receivable remains unpaid as of October 31, 2014, please tell us how you determined that these shares should be considered issued and outstanding as of October 31, 2014. Please also tell us how you determined that these shares issued for stock receivable should be included in basic and diluted weighted average shares outstanding in calculating earnings per share on page F-5 and F-18. Please also tell us how you determined that shares issued for stock receivable should be included in the number of shares outstanding before and after the offering as well as in your dilution calculation. Please cite the accounting literature used to support your conclusion. Please revise your disclosures throughout the document accordingly. Refer to ASC 505-10-45-2.

Response: We respectfully inform the Staff that we have revised our disclosures in our Amendment No. 2 to reflect our common shares issued under subscription receivables as issued, but not outstanding, as of the balance sheet date. We have revised our disclosures to exclude any common shares issued under an unpaid subscription agreement from our basic and diluted weighted average shares outstanding in calculating our earnings per share. In accordance with ASC 505-10-45-2, Receivables for Issuance of Equity, we have appropriately classified our subscription receivable as an offset to additional paid in capital in our equity section.

12.

In your statement of cash flows on page F-19, you disclosed that proceeds from sale of common stock were $17,300. Please revise your footnote to include the components that are included in these proceeds including but not limited the amounts related to subscriptions receivables.

Response: We have revised as instructed.

Thank you for your assistance and review.

Sincerely,

California Carbon, Inc.

/s/ Michael Okada

Michael Okada
Chief Financial Officer